mCloud Technologies Corp.

550-510

Burrard Street

Vancouver,

British Columbia

Canada, V6C 3A8

June 29, 2022

Via Edgar Correspondence

Anna Abramson

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	mCloud Technologies Corp.

Amendment No. 1 to the Registration Statement on Form F-1

Filed June 13, 2022

File No. 333-264859

To whom it may concern:

mCloud Technologies Corp. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 27, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Registration Statement on Form F-1 filed on June 13, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 48

1)

We note your expanded disclosure in response to prior comment 7. It continues to appear that your current disclosures do not identify and quantify the material reasons for the changes in revenue for each of your major service lines. Specifically, [a] identify and quantify the factors for the increase in your AssetCare Over Time service line from 2020 to 2021. [b] Similarly, expand your disclosure on page 64 to explain in greater detail why your AssetCare over time service line experienced a decrease in revenue of 38% for the three months ended March 31, 2021 [sic]. [c] In this regard, we note your disclosure on page 1 regarding your SaaS model. Clarify and quantify if this decrease is a result of a loss of existing customers. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:

For ease of reference back to the three specific questions contained within your Comment 1, we’ve broken out our response to track to each question.

1(a) Identify and quantify the factors for the increase in your AssetCare Over Time service line from 2020 to 2021:

The material factors driving the Company’s 83% increase in AssetCare Over Time revenues from 2020 to 2021 are the increase in subscription and post-contract support and maintenance revenues related to AssetCare solutions that were initialized in 2019 and 2020 and new customer contracts to provide engineering services involving the use of AssetCare. These solutions contributed to AssetCare Over Time revenues as the Company provided ongoing service in 2021. Please see the revised disclosure on page 48.

1(b) Expand your disclosure on page 64 to explain in greater detail why our AssetCare over time service line experienced a decrease in revenue of 38% for the three months ended March 31, 2021. Note: The 38% decrease in revenue we experienced occurred in the three months ended March 2022, not 2021, as noted on page 63 of the Amended F-1. Accordingly, our response speaks to 2022.

Regarding the 38% decline in AssetCare Over Time for the three months ended March 31, 2022, we would add that the Company experienced challenges in delivering AssetCare services and benefits to certain customers during that period. This stemmed from restricted access to certain customer sites related to the COVID-19 pandemic, which prevented the Company from providing ongoing service and drove lower-than-usual end-customer use of AssetCare solutions. These impacts were uniquely limited to this time period as these certain customers did not have similar restrictions in place in previous periods that affected the Company’s ability to deliver AssetCare. Please see the revised disclosure on page 63.

1(c) We note your Disclosure on page 1 regarding your SaaS model. Clarify and quantify if this decrease is a result of a loss of existing customers.

To clarify, this decrease is not the result of a loss of existing customers. This is simply a reflection of temporary constraints imposed by pandemic conditions that impeded the Company’s ability to deliver expected benefits to certain customers and as a result, the Company’s ability to recognize the associated AssetCare Over Time revenues.

Note 5—Revenue, page F-15

2)

We note your response to prior comment 17. Please consider relabeling the line item AssetCare over time in your table on page F-15. In this regard, it is noted that this line item contains perpetual licenses that you disclose in Note 32 are recognized at a point in time.

RESPONSE:

To provide greater clarity in our disclosures the Company proposes to prospectively change the line item “AssetCare over time” to “AssetCare solutions” in future filings as a more accurate description of how our customers derive benefit from this service in consideration that this category includes perpetual licenses that are recognized at a point in time. The Company respectfully requests that this change be made on a prospective basis commencing with the Company’s 2022 Q2 financial statement and MD&A to be filed on Form 6-K.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss, page F-65

3)	It appears that you have omitted revenue and cost of sales from the three months ended March 31, 2022. Please include these amounts.

RESPONSE: We have included the requested information on page F-65 of Amendment No. 2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Marc Ross of Sichenzia Ross Ference LLP at (212) 930-9700 or mross@srf.law.

mCloud Technologies Corp.

/s/ Russell H. McMeekin
Name: Russell H. McMeekin
Title: Chief Executive Officer

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